Exhibit (a)(1)(iv)

PERMAL HEDGE STRATEGIES FUND II

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR SHAREHOLDER:

The Board of Trustees of Permal Hedge Strategies Fund II (the “Fund”) has authorized a tender offer for up to 912,789 shares of beneficial interest (“Shares”) of the Fund. Accordingly, the Fund is hereby commencing an offer to purchase up to 912,789 Shares. The offer is at a price equal to the Fund’s net asset value per Share (“NAV”) as of 5:00 pm New York City time on the Valuation Date, which is currently expected to be March 31, 2016, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Notice of Intent to Tender (which together constitute the “Offer”).

The purpose of this Offer is to provide liquidity to Shareholders, as contemplated by and in accordance with the procedures set forth in the Fund’s registration statement. The deadline for participating in the Offer is 11:59 p.m., New York City time, January 26, 2016, or such later date to which the Offer is extended (the “Termination Date”). Shareholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted in the manner and at such time as set forth in the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of October 31, 2015, the NAV per Share was $9.88 per share, and 3,651,157 Shares were issued and outstanding. An estimate of the Fund’s current NAV during the pendency of this Offer may be obtained by contacting the Depositary, at (866) 211-4521.

None of the Fund, its Board of Trustees (the “Board”), its investment adviser, Legg Mason Partners Fund Advisor, LLC, its subadviser, Permal Asset Management LLC or Permal Hedge Strategies Portfolio (the “Master Fund”) is making any recommendation to any Shareholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to the Depositary, at (866) 211-4521.

Sincerely,

/s/ Jane Trust
Jane Trust
Chairman, President and Chief Executive Officer
PERMAL HEDGE STRATEGIES FUND II

December 22, 2015